INNOVAQOR, INC.

400 South Australian Avenue, Suite 800

West Palm Beach, Florida 33401

November 2, 2022

VIA EDGAR

Kyle Wiley

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InnovaQor, Inc. (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
Filed October 27, 2022
File No. 024-12042

Dear Mr. Wiley:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Thursday, November 3, 2022, at 2:00 p.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Sharon Hollis

Sharon Hollis

Chief Executive Officer

InnovaQor, Inc.